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                                  AXS-ONE INC.
                               301 Route 17 North
                              Rutherford, NJ 07070

                                 March 21, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

RE: Application for Withdrawal of Registration Statement on Form S-8/1 filed October 24, 2001 (Registration No. 333-72142) (the "72142 Registration Statement")

Ladies and Gentlemen:

By this letter, AXS-One Inc. (the "Issuer"), makes application to the Securities and Exchange Commission pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), to withdraw the 72142 Registration Statement, which covered the registration under the Act of an additional 1,500,000 shares of the Issuer's Common Stock under the Issuer's 1998 Stock Option Plan (the "Shares").

The Shares had already been registered under the Act by virtue of Registration Statement on Form S-8 (Registration No. 333-72138) also filed on October 24, 2001 (the "72138 Registration Statement"). The 72138 Registration Statement and the 72142 Registration Statement are identical to each other. The Issuer is unable to explain the duplication in filing with the EDGAR System, which duplication has just been brought to the Issuer's attention.

By virtue of the 72138 Registration Statement, no securities were sold under the 72142 Registration Statement.

Thank you for your consideration of this application.

                                           AXS-ONE INC.


                                           By: /s/ WILLIAM G. LEVERING III
                                               --------------------------------
                                               William G. Levering III, Vice
                                               President, Chief Financial
                                               Officer and Treasurer

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1 Accession Number: 0000912057-01-536428
  CIK: 0000947427